Exhibit A

A.  Significant Accounting Policies

~~Investments in Partnerships~~

~~Affiliated Entities~~

~~The Company is general partner or co-general partner of various sponsored limited partnerships and the investment manager of various sponsored offshore funds whose underlying assets consist primarily of marketable securities (the “affiliated entities”).~~

Consolidation

In accordance with the ~~two~~ consolidation assessment models~~, the variable interest model and voting interest model applicable to partnerships~~ set forth in ASC 810-10 and 810-20, the Company consolidates all investments in partnerships and affiliates in which the Company has a controlling ~~financial~~interest.  In order to make this determination, an analysis is performed to determine if the  entity is a variable interest entity (“VIE“) or a voting interest entity (“VOE”).  If the entity is a VIE, further analysis, as discussed below, is performed to determine if GBL is the primary beneficiary of the entity.  If the entity is not a VIE, the Company will apply the VOE model as discussed below.  ~~The Company first determines whether an entity is a variable interest entity ("VIE").~~

Variable Interest Entities

A VIE is an entity in which either (a) the equity investment at risk is not sufficient to permit the entity to finance its own activities without additional financial support or (b) the equity investors do not have the ability to make decisions about the entities’ activities or obligation to absorb the expected losses of the entity or the right to receive the expected residual returns of the entity or (c) the voting rights are not proportional to their obligations to absorb the expected losses of the entity or their rights to receive the expected residual returns of the entity.  The Company evaluates whether entities in which it has an interest are VIEs and whether the Company is the primary beneficiary of any VIEs identified in its analysis.  The Company is determined to be the primary beneficiary if it absorbs a majority of the VIE’s expected losses, expected residual returns, or both.  If the Company is the primary beneficiary of a VIE, it consolidates that entity.  If the Company is not the primary beneficiary, it accounts for its investment under the equity method.

In June 2009 the Financial Accounting Standards Board (“FASB”) amended the guidance on VIEs~~.~~ when it issued ASU 2009-17.  This guidance requires that if a decision maker has a variable interest in a VIE, the decision maker is not solely acting in a fiduciary capacity and would be required to consolidate the VIE if it has both the power to direct the most significant activities of the VIE and economic exposure that could potentially be significant to the VIE.  The Company is general partner or co-general partner of various sponsored partnerships and the investment manager of various sponsored offshore funds whose underlying assets consist primarily of marketable securities (the “affiliated entities”).  If the Company were to apply such guidance it would be required to consolidate most of its affiliated entities.  In February 2010, the FASB issued ~~guidance~~ASU 2010-10, which indefinitely deferred the effective date of the amendments to ~~the guidance on VIEs~~ASC 810-10 made by ASU 2009-17, for a reporting entity’s interest in certain entities.  Currently, interests in entities that qualify for the deferral are evaluated by applying the VIE model in ASC 810-10 (i.e., before the amendments~~,~~ by ASU 2009-17), while interests in entities that do not qualify for the deferral must be evaluated under the ~~amended guidance~~amendments in ASU 2009-17.  Because all of the entities with which the Company is involved which would have been subject to the ~~amended~~guidance in ASU 2009-17 were determined to qualify for the FASB’s deferral of such guidance, the Company applies the guidance for VIEs that existed prior to the issuance of ~~the amended guidance~~ASU 2009-17.

Voting Interest Entities

If the entity is not considered a VIE, it is treated as a ~~voting interest entity (“~~VOE~~”)~~, and the Company applies the guidance ~~under the voting interest model for partnerships~~in ASC 810-20 in determining whether the entity should be consolidated.  Under ~~this guidance~~ASC 810-20, the general partner or investment manager is deemed to control the entity and therefore must consolidate it unless the unaffiliated limited partners or shareholders (a) have the ability ~~(a)~~ to remove the general partner or investment manager, without cause, (b) have the ability to dissolve the entity or (c) have substantive participating rights.  If the unaffiliated limited partners or shareholders possess any of the foregoing~~substantive~~ rights, then the Company does not consolidate the entity, and either the equity or cost method of accounting is applied.  If the unaffiliated limited partners or shareholders do not have any such rights, the Company consolidates the entity.

~~For those~~Equity Method Investments

Substantially all of GBL’s equity method investees are entities that record their underlying investments ~~accounted for~~at fair value. Therefore, under the equity method, ~~the Company’s~~ of accounting, GBL’s share ~~in~~ of the investee’s underlying net ~~earnings or losses of these affiliated entities are reflected in~~income ~~as earned~~predominantly represents fair value adjustments in the investments held by the equity method investees. GBL’s share of the investee’s underlying net income or loss is based upon the most currently available information and ~~are included in net~~ is recorded as “Net gain/(loss) from investments” on the consolidated statements of income.  Capital contributions are recorded as an increase in investments when paid, while withdrawals and distributions ~~received~~ are recorded as reductions of the investments when received.  Depending on the terms of the investment, the Company may be restricted as to the timing and amounts of withdrawals.

See Note D. Investments in Partnerships, Offshore Funds and Variable Interest Entities (“VIEs”) for more detail as to the number and types of entities consolidated as well as the impact on the consolidated statements of financial condition and consolidated statements of income.

Investments in Partnerships and Affiliates

~~For consolidated feeder funds (“CFFs”) that own 100% of their offshore master funds, the Company retains the feeder funds’ specialized investment company accounting (i.e., the feeder funds accounts for its investment in the master fund at fair value).~~

~~The Company records noncontrolling interests in consolidated entities for which the Company’s ownership is less than 100%.~~

~~Unaffiliated entities~~

The Company is the general partner or co-general partner of various affiliated entities.  We also have investments in unaffiliated partnerships, offshore funds and other entities ("unaffiliated entities").  ~~as it does for affiliated entities, first looking at the VIE criteria, then VOE criteria and finally applying the equity method, if applicable.~~  Given that we are not a general partner or investment manager in any unaffiliated entities, we do not earn any management or incentive fees and we do not have a controlling financial interest, we do not currently consolidate any unaffiliated entities.

Our balance sheet caption “~~investments~~Investments in partnerships” includes those investments, in both affiliated and unaffiliated entities, which the Company accounts for under the equity method of accounting and certain investments in consolidated feeder funds ("CFFs") that the Company accounts for at fair value, as described ~~above.  The Company reflects the equity in earnings of these equity method investees and the change in fair value of the consolidated feeder funds under the caption net gain/(loss) from investments on the consolidated statements of income.~~ below.

For CFFs that own 100% of their offshore master funds, the Company retains the feeder funds’ specialized investment company accounting (i.e., the feeder funds account for their investment in master funds at fair value).

The Company records noncontrolling interests in consolidated entities for which the Company’s ownership is less than 100%.  Refer to Noncontrolling Interests section within Note A for additional disclosures.